FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 11 February 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

Third Quarter Results 2002-2003	10 February 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:	11 February 2003
Sarah Billington Manager Shareholder Services

COST PERFORMANCE DRIVES PROFIT

  Q3 pre-tax profit of £25 million
  Operating profit of £53 million for the quarter
  Unit costs down 9.4 per cent
  Debt down £1.4 billion from its peak
  Headcount down by 9,209 against 10,000 target

London, Monday February 10, 2003: British Airways today reported a pre-tax profit of

£25 million for the three months to December 31, 2002 against a pre-tax loss of £160 million for the same period last year.

The three month pre-tax figures took the results for the nine months to a profit of

£335 million, (2001: £115 million loss).

Operating profit for the quarter was £53 million, (2001: £187 million loss). For the nine months, operating profit was £459 million (2001: £65 million loss).

Unit costs improved for the fourth consecutive quarter and were down by 9.4 per cent on the same period last year. This reflects a net cost reduction of 10.8 per cent on capacity which was 1.6 per cent lower in ATKs.

Borrowings, net of cash, short term loans and deposits, were £5,186 million at

December 31, down £1.4 billion from the December 2001 peak.

Manpower reductions since August 2001 total 9,209 and are on track to achieve

10,000 by March 2003 and 13,000 by March 2004.

Group turnover for the third quarter at £1,857 million was up 1.0 per cent on a flying programme 1.6 per cent smaller as measured in ATKs. Passenger yield, measured in RPKs,

in the third quarter was down 4.5 per cent (2001: up 0.3 per cent). Seat factor for the quarter was up 5.7 points at 70.9 per cent on capacity which was 1.8 per cent lower in ASKs.

Cargo volumes for the quarter were up 11.4 per cent compared with last year, with yields down 5.0 per cent as measured in CTKs. Passenger and cargo capacity, measured in ATKs, was up 5.5 points at 67 per cent. For the nine months, overall load factor was up 3.8 points to 67.3 per cent.

Rod Eddington, Chief Executive, said: "One year on, our Future Size and Shape programme of cost control and simplification continues to make us a leaner, fitter and more competitive airline. Our total costs in the last 12 months are £1 billion lower than the previous year which demonstrates the determination of our people to deliver.

"We have restructured our European shorthaul business and the new, lower, year round fares are now available on almost 180 routes with more customers than ever before booking via the net. UK on-line bookings continue to exceed all targets with 37 per cent of the new fares being booked on ba.com."

Lord Marshall, Chairman, said: "In the absence of hostilities in the Middle East, we expect this financial year to be profitable. We expect the business environment to be tougher in 2003 than last year. Forecasting revenue against the backdrop of the threat of war, increasing competitive pressure and uncertain economic outlook is difficult, but at this stage we anticipate no revenue growth over the next 12 months.

"Our focus remains on managing our controllable costs. The implementation of our Future Size and Shape programme is on track and delivering more than the expected cost savings.

"Business restructuring, in particular cost cutting and cash conservation, have left the company well positioned for the uncertain markets that lie ahead."

-ends-

February 10, 2003 011KG/2003

Notes to Editors:

Q3: October - December 2002 strategic developments

  Manpower reductions since August 2001 total 9,209 and are on track to achieve 10,000 by March 2003 and 13,000 by March 2004.
  Pilots’ pay and re-structuring deal agreed until January 2004, marking the end of 2002 pay agreements for all staff groups.
  Achieved £442 million of annualised cost savings against target of £450 million by March 2003.
  Services from London City airport to be launched in April 2003 to Frankfurt, Glasgow and Paris by British Airways CitiExpress.
  British Airways CitiExpress move to all jet operation and withdraw from 21 UK regional routes.
  British Airways and Iberia began parallel codesharing on trunk routes from Heathrow to Madrid and Barcelona.
  British Airways and American Airlines filed for regulatory approval to apply their flight codes on each others services, excluding transatlantic routes, between the US and London.
  SN Brussels Airline code on all BA flights between Gatwick, Heathrow and Brussels and on British Airways CitiExpress services between Birmingham and Brussels.
  The summer 2003 schedule includes seven extra flights to Chicago from Heathrow per week, five extra to Newark, New York, three extra to Toronto and three extra between Gatwick and Houston. Heathrow to Melbourne via Singapore flights go daily from five a week. Heathrow to Rio de Janeiro via Sao Paulo reduce to four flights per week and Buenos Aires, will fly via Sao Paulo.
  The new shorthaul pricing model is now available on almost 180 routes.
  Completed disposal of two Boeing 757-200s and one Boeing 737-400.

A webcast of British Airways’ conference call to city analysts can be accessed via the internet www.bashares.com - on Monday, February 10 at 2pm.

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company’s ‘Future Size and Shape’ programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company’s forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company’s SEC filings, including, without limitation the Company’s Report on Form 20-F for the year ended March 2002.

THIRD QUARTER RESULTS 2002-2003 (unaudited)

Three months ended				Nine months ended
	December 31			Better/	December 31		Better/
		2002	2001	(Worse)	2002	2001	(Worse)

Turnover	£m	1,857	1,839	1.0%	6,013	6,387	(5.9)%

Operating profit/(loss)	£m	53	(187)	nm	459	(65)	nm

Operating margin	%	2.9	(10.2)	13.1pts	7.6	(1.0)	8.6pts

Profit/(loss) before tax	£m	25	(160)	nm	335	(115)	nm

Retained profit/(loss) for the period	£m	13	(144)	nm	205	(99)	nm

Net assets at period end	£m	2,385	2,222	7.3%	2,385	2,222	7.3%

Earnings per share

Basic	p	1.2	(13.4)	nm	19.1	(9.2)	nm

Diluted	p	1.2	(13.4)	nm	18.8	(9.2)	nm

nm: Not meaningful

GROUP PROFIT AND LOSS ACCOUNT (unaudited)

	Three months ended			Nine months ended
	December 31		Better/	December 31	Better/
	2002 £m	2001 £m	(Worse)	2002 £m	2001 £m	(Worse)
Traffic Revenue
Scheduled Passenger	1,566	1,533	2.2%	5,122	5,383	(4.8)%
Scheduled Cargo	128	121	5.8%	373	363	2.8%
Non-scheduled services	8	8		39	43	(9.3)%
	1,702	1,662	2.4%	5,534	5,789	(4.4)%
Other revenue	155	177	(12.4)%	479	598	(19.9)%
TOTAL TURNOVER	1,857	1,839	1.0%	6,013	6,387	(5.9)%
Employee costs	533	561	5.0%	1,576	1,781	11.5%
Depreciation and amortisation	166	221	24.9%	496	599	17.2%
Aircraft operating lease costs	43	46	6.5%	126	147	14.3%
Fuel and oil costs	223	265	15.8%	636	842	24.5%
Engineering and other aircraft costs	136	161	15.5%	418	476	12.2%
Landing fees and en route charges	142	150	5.3%	451	478	5.6%
Handling charges, catering and other operating costs	235	243	3.3%	737	845	12.8%
Selling costs	167	161	(3.7)%	579	630	8.1%
Accommodation, ground equipment costs and currency differences	159	218	27.1%	535	654	18.2%
TOTAL OPERATING EXPENDITURE	1,804	2,026	11.0%	5,554	6,452	13.9%

OPERATING PROFIT/(LOSS)	53	(187)	nm	459	(65)	nm
Share of operating profits/(losses) in associates		(4)		6	4	50.0%
TOTAL OPERATING PROFIT/(LOSS) INCLUDING ASSOCIATES	53	(191)	nm	465	(61)	nm

Other income	7	1	nm	7	1	nm
Profit on sale of fixed assets and investments	20	34	(41.2)%	48	135	(64.4)%
Interest
Net payable	(58)	(89)	34.8%	(195)	(252)	22.6%
Retranslation credits on currency borrowings	3	85	(96.5)%	10	62	(83.9)%
PROFIT/(LOSS) BEFORE TAX	25	(160)	nm	335	(115)	nm
Tax	(8)	18	nm	(120)	25	nm
PROFIT/(LOSS) AFTER TAX	17	(142)	nm	215	(90)	nm
Non equity minority interest*	(4)	(2)	(100.0)%	(10)	(9)	(11.1)%
PROFIT/(LOSS) FOR THE PERIOD	13	(144)	nm	205	(99)	nm
Dividends paid and proposed
RETAINED PROFIT/(LOSS) FOR THE PERIOD	13	(144)	nm	205	(99)	nm

nm: Not meaningful

* Cumulative Preferred Securities

OPERATING AND FINANCIAL STATISTICS (unaudited)

Three months ended		Nine months ended
December 31		Increase/	December 31	Increase/
2002	2001	(Decrease)	2002	2001	(Decrease)
TOTAL AIRLINE OPERATIONS (Note 1)

TRAFFIC AND CAPACITY

RPK (m)	24,693	23,106	6.9%	76,673	81,049	(5.4)%

ASK (m)	34,815	35,449	(1.8)%	105,443	116,058	(9.1)%

Passenger load factor(%)	70.9	65.2	5.7pts	72.7	69.8	2.9pts

CTK (m)	1,112	998	11.4%	3,217	3,028	6.2%

RTK (m)	3,582	3,341	7.2%	10,875	11,124	(2.2)%

ATK (m)	5,348	5,436	(1.6)%	16,163	17,529	(7.8)%

Overall load factor (%)	67.0	61.5	5.5pts	67.3	63.5	3.8pts

Passengers carried (000)	9,200	8,574	7.3%	29,472	31,173	(5.5)%

Tonnes of cargo carried (000)	202	183	10.4%	583	570	2.3%

FINANCIAL

Passenger revenue per RPK (p)	6.37	6.67	(4.5)%	6.73	6.69	0.6%
Passenger revenue per ASK (p)	4.52	4.35	3.9%	4.89	4.68	4.5%

Cargo revenue per CTK(p)	11.51	12.12	(5.0)%	11.59	11.99	(3.3)%

Total traffic revenue per RTK (p)	47.52	49.75	(4.5)%	50.89	52.04	(2.2)%
Total traffic revenue per ATK (p)	31.82	30.57	4.1%	34.24	33.03	3.7%
Average fuel price before hedging (US cents/US gallon)	87.63	78.24	12.0%	81.50	84.97	(4.1)%

OPERATIONS

Average Manpower Equivalent (MPE)	51,171	55,758	(8.2)%	52,071	58,492	(11.0)%

ATKs per MPE (000)	104.5	97.5	7.2%	310.4	299.7	3.6%

Aircraft in service at period end	348	367	(19)	348	367	(19)

TOTAL GROUP OPERATIONS

FINANCIAL

Net operating expenditure per RTK (p)	46.04	55.34	(16.8)%	46.67	52.62	(11.3)%

Net operating expenditure per ATK (p)	30.83	34.01	(9.4)%	31.40	33.40	(6.0)%

Note 1 Excludes non airline activity companies, principally, Airmiles Travel Promotions Ltd, BA Holidays Ltd,

BA Travel Shops Ltd, Speedbird Insurance Company Ltd and The London Eye Company Ltd.

CHAIRMAN’S STATEMENT

Group Performance

Group profit before tax for the three months to December 31 was £25 million; this compares with a loss of £160 million last year. Operating profit - - at £53 million - - was £240 million better than last year. The operating margin of 2.9% was 13.1 points better than last year.

The improvement in operating profit reflects significant cost reduction initiatives, improved contribution from the cargo business, and the impact of the Future Size and Shape programme which continues on track. Revenue also improved but against a prior year base severely depressed by the after-effects of September 11th.

Group profit before tax for the nine months to December 31 was £335 million, £450 million better than last year; operating profit - - at £459 million - - was up £524 million on the same period a year ago.

Cash inflow before financing was £1,099 million for the nine months, with the record closing cash balance of £1,756 million representing a £537 million increase versus March 31. Net debt fell by £1,108 million from March 31 to £5,186 million - - its lowest level since September 30, 1998 - - and is down £1.4 billion from the December 2001 peak.

Turnover

For the three month period, Group turnover - - at £1,857 million - - was up 1.0% on a flying programme 1.6% smaller in ATKs. Passenger yields were down 4.5% per RPK; seat factor was up 5.7 points at 70.9% on capacity 1.8% lower in ASKs.

For the nine month period, turnover declined by 5.9% to £6,013 million on a flying programme 7.8% smaller in ATKs. Passenger yields were up 0.6% per RPK with seat factor up 2.9 points at 72.7% on capacity 9.1% lower in ASKs.

Cargo volumes for the quarter (CTKs) were up 11.4% compared with last year, with yields (revenue/CTK) down 5.0%. For the nine month period, cargo volumes were up 6.2%, with yields down 3.3%.

Overall load factor for the quarter was up 5.5 points at 67.0%, and for the nine months up 3.8 points at 67.3%.

Costs

For the quarter, unit costs (pence/ATK) improved by 9.4% on the same period last year. This reflects a net cost reduction of 10.8% on capacity 1.6% lower in ATKs.

Significant reductions were achieved in almost all categories of operating cost, including manpower costs down 5.0%, fuel costs down 15.8%, engineering and other aircraft costs down 15.5%, landing fees and en route charges down 5.3%, accommodation and other costs down 27.1% (mainly due to contractor and IM cost savings together with a lower level of bad debt provisions) and other operating costs down 3.3%.

For the nine months, unit costs (pence/ATK) improved by 6.0% on the same period last year. This reflects a net cost reduction of 13.3% on capacity 7.8% lower in ATKs.

Non Operating Items

Reductions of £31 million in net interest payable were more than offset by an £82 million reduction in the credit due to the revaluation of yen debt (used to fund aircraft acquisitions). The quarterly revaluation credit - - a non-cash item required by standard accounting practice - - results from the movement of sterling against the yen.

Profits on disposals of fixed assets and investments for the quarter were £20 million, including the disposal of our investment in Concorde International Travel, the Australian travel company and a further £3 million part deemed disposal of our share in Qantas. The part deemed disposal related to the dilution of our holding as a result of our non-participation in Qantas’ dividend reinvestment plan and rights issue together with their employee share option plan.

For the nine month period net interest expense was £185 million, down £5 million on last year. Profits on disposal were £48 million, down £87 million from last year when go was sold at a profit of £98 million.

Earnings Per Share

The profit attributable to shareholders for the three months was equivalent to 1.2 pence per share, compared with last year’s loss per share of 13.4 pence.

For the nine month period, the profit attributable to shareholders was £205 million, equivalent to 19.1 pence per share, compared with last year’s loss per share of 9.2 pence.

Net Debt / Total Capital Ratio

Borrowings, net of cash and short term loans and deposits, were £5,186 million at December 31 - - down £1.4 billion from the December 2001 peak and down £1,108 million since the start of the year (£376 million of debt repayment, £560 million increase in cash and exchange benefits of £172 million). The net debt/total capital ratio reduced by 6.4 points from March 2002 to 59.6%.

During the nine months we generated a positive cashflow from operations of £1,053 million. After disposal proceeds, capital expenditure, dividends received, and interest payments on our existing debt, cash inflow was £1,099 million. This represents an £877 million improvement on last year, primarily due to the improvement in operating cashflow (£395 million), disposal proceeds net of capital expenditure (£284 million) and no dividend payment (£137 million).

Aircraft Fleet

During the quarter the Group fleet in service reduced by one to 348 aircraft. Disposals comprised two Boeing 757-200s and one de Havilland Canada DHC-8 aircraft returned to lessor and one Boeing 737-400 sale. In addition, two Boeing 737-300s and one Boeing 737-400 were stood down pending disposal. The reductions were partially offset by the deliveries of six Airbus A320 aircraft.

Future Size and Shape

Capital spend for the year is now forecast at around £400 million, some £50 million lower than target. Disposal proceeds at December 31 were £570 million (including £218 million in 2001/02), £70 million more than the £500 million target.

The Group manpower reduction since August 2001 totals 10,892 including 1,397 relating to the disposal of World Network Services. This represents a reduction of 9,209 against the FSAS target of 10,000, and we are on track to deliver the balance by March 31.

In April 2003 British Airways is to begin flying from London City Airport for the first time as it takes further steps towards simplifying and strengthening its UK regional operation. British Airways CitiExpress will operate the three new routes to Frankfurt, Glasgow and Paris Charles de Gaulle. British Airways CitiExpress has also signed a heads of terms with Eastern Airways with the intention of transferring the 12 strong fleet of 29-seater Jetstream 41s and its associated engineering hangar at Glasgow to the Humberside-based airline. This will be the first part of an accelerated strategy to move to an all-jet regional operation and is likely to result in a restructuring charge of approximately £20 million, included in our existing forecast of FSAS restructuring costs.

Associates

As a result of our non-participation in Qantas’ dividend reinvestment plan and rights issue, together with their employee share option plan our holding reduced from 19.49% to 18.93%.

Alliance Development

During the three months, American Airlines and British Airways concluded a codeshare agreement covering points behind and beyond their gateways. This would place the British Airways code on selected American Airlines flights in North America and the American Airlines code on selected British Airways flights in the UK, Europe and elsewhere where appropriate. We are still awaiting the outcome of our application for approval filed with the US Department of Transport.

British Airways and Iberia have begun parallel codesharing on the trunk routes from Heathrow to Madrid and Barcelona. The SN Brussels Airline code is now carried on all British Airways flights between Gatwick, Heathrow and Brussels as well as on British Airways CitiExpress services between Birmingham and Brussels. SN Brussels Airline no longer operate the Heathrow - Brussels route in their own right following the sale of seven slot pairs to British Airways.

Outlook

In the absence of hostilities in the Middle East we expect this financial year to be profitable.

We expect the business environment to be tougher in 2003 than last year.

Forecasting revenue against the backdrop of the threat of war, increasing competitive pressure and an uncertain economic outlook is difficult, but at this stage we anticipate no revenue growth over the next 12 months.

Our focus remains on managing our controllable costs. The implementation of our Future Size and Shape programme is on track and delivering more than the expected cost savings.

Business restructuring, in particular cost cutting and cash conservation have left the company well positioned for the uncertain markets that lie ahead.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company’s ‘Future Size and Shape’ programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company’s forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company’s SEC filings, including, without limitation the Company’s Report on Form 20-F for the year ended March 2002.

GROUP BALANCE SHEET (unaudited)
	December 31		March 31
	2002 £m	2001 £m	2002 £m
FIXED ASSETS
Intangible assets	166	140	140
Tangible assets	9,685	10,713	10,474
Investments	506	463	489

	10,357	11,316	11,103

CURRENT ASSETS
Stocks	102	163	109
Debtors	986	1,058	1,231
Cash, short-term loans and deposits	1,756	1,224	1,219

	2,844	2,445	2,559

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR	(2,892)	(3,222)	(3,201)

NET CURRENT LIABILITIES	(48)	(777)	(642)

TOTAL ASSETS LESS CURRENT LIABILITIES	10,309	10,539	10,461

CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Borrowings and other creditors	(6,589)	(7,069)	(6,985)
Convertible Capital Bonds 2005	(112)	(112)	(112)

	(6,701)	(7,181)	(7,097)

PROVISION FOR DEFERRED TAX	(1,135)	(1,083)	(1,031)
PROVISIONS FOR LIABILITIES AND CHARGES	(88)	(53)	(126)

	2,385	2,222	2,207

CAPITAL AND RESERVES
Called up share capital	271	271	271
Reserves	1,911	1,761	1,745

MINORITY INTEREST	2,182	2,032	2,016
Minority interest	9	8	9
Non equity minority interest	194	182	182

	203	190	191

	2,385	2,222	2,207

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)
	Nine months ended		Year ended
	December 31		March 31
	2002 £m	2001 £m	2002 £m

Profit/(loss) for the period	205	(99)	(142)
Other recognised gains and losses relating to the period
Exchange and other movements	(39)	10	17

Total recognised gains and losses	166	(89)	(125)

These summary financial statements were approved by the Directors on February 10, 2003.

GROUP CASH FLOW STATEMENT (unaudited)
Nine months ended			Year ended
	December 31		March 31
	2002 £m	2001 £m	2002 £m

CASH INFLOW FROM OPERATING ACTIVITIES	1,053	658	866

DIVIDENDS RECEIVED FROM ASSOCIATES	22	15	16

GOVERNMENT COMPENSATION RECEIVED			22

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(178)	(240)	(327)

TAX	(8)		(1)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	178	(55)	94

ACQUISITIONS AND DISPOSALS	32	(19)	(19)

EQUITY DIVIDENDS PAID		(137)	(137)

Cash inflow before management of liquid resources and financing	1,099	222	514

MANAGEMENT OF LIQUID RESOURCES	(556)	(301)	(301)

FINANCING	(539)	81	(217)

Increase/(decrease) in cash in the period	4	2	(4)

NOTES TO THE ACCOUNTS
For the period ended December 31, 2002

1	ACCOUNTING CONVENTION

The accounts have been prepared on the basis of the accounting policies set out in the Report and Accounts for the year ended March 31, 2002 in accordance with all applicable United Kingdom accounting standards and the Companies Act 1985 and are consistent with those applied in the previous year. Due to the increasing incidence of the purchase of airport landing rights, these have been reclassified from tangible fixed assets to intangible fixed assets and the comparative figures restated accordingly.

Nine months ended	Year ended
December 31	March 31
2002 £m	2001 £m	2002 £m

2	RECONCILIATION OF OPERATING PROFIT
TO CASH INFLOW FROM
OPERATING ACTIVITIES
Group operating profit/(loss)	459	(65)	(110)
Depreciation and amortisation	496	599	770
Decrease in stocks and debtors	233	355	250
Decrease in creditors	(97)	(214)	(89)
(Decrease)/increase in provisions for liabilities and charges	(38)	(17)	45

Cash inflow from operating activities	1,053	658	866

3	RECONCILIATION OF NET CASH FLOW TO
MOVEMENT IN NET DEBT

Increase/(decrease) in cash during the period	4	2	(4)
Net cash outflow/(inflow) from decrease in debt and lease financing	539	(81)	217
Cash outflow from liquid resources	556	301	301
Change in net debt resulting from cash flows	1,099	222	514
New finance leases taken out and hire purchase arrangements made	(163)	(526)	(512)
Assumed from subsidiary undertakings acquired during the period	(117)	(117)
Conversion of Convertible Capital Bonds	1	1
Exchange movements	172	81	43
Movement in net debt during the period	1,108	(339)	(71)
Net debt at April 1	(6,294)	(6,223)	(6,223)
Net debt at period end	(5,186)	(6,562)	(6,294)

Three months ended	Nine months ended
December 31	December 31
2002 £m	2001 £m	2002 £m	2001 £m
4	OTHER INCOME
Income from trade investments Other	7	1	7	1

7	1	7	1

Other income represented by:
Group	7	1	7	1
7	1	7	1

NOTES TO THE ACCOUNTS (continued)
For the period ended December 31, 2002

Three months ended		Nine months ended
December 31		December 31
2002 £m	2001 £m	2002 £m	2001 £m

5	PROFIT ON SALE OF FIXED ASSETS AND INVESTMENTS
	Net profit on disposal of go (Note 1 below)			10	98
	Net profit on part disposal of shares in France Telecom (formerly shares held in Equant)		23		23
	Net profit on disposal of other fixed assets and investments	20	11	38	14

		20	34	48	135
	Represented by:
	Group	20	34	48	135
		20	34	48	135

Note 1 - The profit on disposal of go relates to the additional contracted proceeds resulting from the onward sale by 3i Plc to EasyJet.
6	INTEREST
	Net payable:
	Interest payable less amount capitalised	73	104	241	296
	Interest receivable	(15)	(15)	(46)	(44)
		58	89	195	252
	Retranslation credits on currency borrowings	(3)	(85)	(10)	(62)

		55	4	185	190

	Net interest payable represented by:
	Group	55	4	183	186
	Associates			2	4
		55	4	185	190

7			TAX

The tax charge for the quarter is £8 million. This represents current tax of £1 million payable overseas and £7 million by way of deferred taxes in the UK.

The deferred tax provision is included on balance sheet and amounts to £1,135 million at December 31, 2002 (December 31, 2001: £1,083 million ; March 31, 2002: £1,031 million).

None of the deferred tax is expected to become payable in the foreseeable future.

8	EARNINGS PER SHARE

Basic earnings per share for the quarter ended December 31, 2002 are calculated on a weighted average of 1,069,918,000 ordinary shares (December 2001: 1,076,077,000) and for the nine months ended December 31, 2002, on a weighted average of 1,074,054,000 ordinary shares (December 2001: 1,076,091,000) as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted earnings per share for the quarter ended December 31, 2002 are calculated on a weighted average of 1,069,918,000 ordinary shares (December 2001: 1,076,077,000) and for the nine months ended December 31, 2002 on a weighted average of 1,122,145,000 shares (December 2001: 1,079,118,000).

The number of shares in issue at December 31, 2002 was 1,082,784,000 (December 31, 2001: 1,082,754,000; March 31, 2002: 1,082,757,000) ordinary shares of 25 pence each.

NOTES TO THE ACCOUNTS (continued)
For the period ended December 31, 2002

		December 31		March 31
		2002 £m	2001 £m	2002 £m

9	INTANGIBLE ASSETS
	Goodwill	101	108	105
	Landing rights	65	32	35

		166	140	140

10	TANGIBLE ASSETS
	Fleet	8,013	8,864	8,672
	Property	1,218	1,340	1,300
	Equipment	454	509	502

		9,685	10,713	10,474

11	INVESTMENTS
	Associated undertakings	432	396	425
	Trade investments	43	42	39
	Investment in own shares	31	25	25

		506	463	489

12	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
	Loans	76	57	62
	Finance Leases	181	268	208
	Hire Purchase Arrangements	310	499	409
		567	824	679
	Corporate tax	37	27	29
	Other creditors and accruals	2,288	2,371	2,493
		2,892	3,222	3,201

13	BORROWINGS AND OTHER CREDITORS FALLING DUE AFTER MORE THAN ONE YEAR
	Loans	1,284	1,416	1,483
	Finance Leases	2,408	2,437	2,404
	Hire Purchase Arrangements	2,571	2,997	2,835
		6,263	6,850	6,722
	Other creditors and accruals	326	219	263
		6,589	7,069	6,985

14	RESERVES
	Balance at April 1	1,745	2,944	2,944
	Prior year adjustment relating to Deferred Tax		(1,094)	(1,094)
	Balance at April 1 as restated	1,745	1,850	1,850
	Retained profit/(loss) for the period	205	(99)	(142)
	Exchange and other adjustments	(39)	10	17
	Goodwill written back on disposals			20
		1,911	1,761	1,745

15	The figures for the three months and nine months ended December 31, 2002 are unaudited and do not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. The figures for the year ended March 31, 2002 have been extracted from the full accounts with certain minor presentational changes for that year, which have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report.

INDEPENDENT REVIEW REPORT TO BRITISH AIRWAYS Plc

Introduction

We have been instructed by the Company to review the financial information set out within the Group Profit and Loss Account, Group Balance Sheet, Group Cash Flow Statement and Notes to the Accounts and we have read the other information contained in the third quarter results and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The third quarter results, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit.

Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for both the three months and nine months ended December 31, 2002.

Ernst & Young LLP

London

February 10, 2003

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION

The accounts have been prepared in accordance with accounting principles accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States. The significant differences are the same as those set out in the Report and Accounts for the year ended March 31, 2002, with the exception of the implementation of SFAS 142 ‘Goodwill and Other Intangible Assets’ from April 1, 2002.

SFAS 142 includes the requirements to test goodwill and indefinite-lived intangible assets for impairment rather than amortise them. Intangible assets that are not deemed to have an indefinite life continue to be amortised over their estimated useful lives. Amortisation of goodwill charged under UK GAAP has been reversed for US GAAP. During the second quarter the Group completed a goodwill impairment review using the two-step process prescribed in SFAS 142. No impairment charge resulted from this review.

The adjusted net income and shareholders' equity applying US GAAP are set out below:

Three months ended			Nine months ended
December 31			December 31
	2002 £m	2001 £m	2002 £m	2001 £m

Profit for the period as reported in the Group profit and loss account	13	(144)	205	(99)

US GAAP adjustments	16	(35)	191	35

Net income as so adjusted to accord with US GAAP	29	(179)	396	(64)

Net income per Ordinary Share as so adjusted
Basic	2.7p	(16.6)p	36.9p	(5.9)p
Diluted	2.7p	(16.6)p	35.8p	(5.9)p

Net income per American Depositary Share as so adjusted
Basic	27p	(166)p	369p	(59)p
Diluted	27p	(166)p	358p	(59)p

		December 31	March 31
		2002 £m	2001 £m	2002 £m

Shareholders' equity as reported in the Group balance sheet		2,182	2,032	2,016
US GAAP adjustments		260	28	55

Shareholders' equity as so adjusted to accord with US GAAP		2,442	2,060	2,071